RAND LOGISTICS, INC.

RAND LOGISTICS, INC 500 FIFTH AVENUE 50TH FLOOR NEW YORK, NEW YORK 10110 Telephone: (212) 644-3450 Facsimile: (212) 644-6262

December 18, 2014

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:	J. Nolan McWilliams Julia Griffith

Re:	Rand Logistics, Inc. Registration Statement on Form S-3 File No. 333-200460

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations promulgated under the Securities Act of 1933, as amended, Rand Logistics, Inc. (the “Company”), hereby requests that its Registration Statement on Form S-3 (Registration No. 333-200460) filed with the Securities and Exchange Commission (the “Commission”) be declared effective by the Commission at 5:00 p.m. (Washington, D.C. time) on December 22, 2014, or as soon as practicable thereafter.

In connection with such request, the Company acknowledges the following:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

RAND LOGISTICS, INC.

/s/ Joseph W. McHugh, Jr.
Joseph W. McHugh, Jr.
Chief Financial Officer and Vice President